UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Titanium Metals Corporation

(Name of Subject Company (Issuer))

ELIT Acquisition Sub Corp.

(Offeror)

A Wholly Owned Subsidiary of

Precision Castparts Corp.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Roger A. Cooke

Senior Vice President, General Counsel and Secretary

PRECISION CASTPARTS CORP.

4650 S.W. Macadam Ave., Suite 400

Portland, OR 97239-4262

(503) 946-4800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ruth Beyer, Esq. Jason Brauser, Esq. Stoel Rives LLP 900 SW Fifth Ave, Suite 2600 Portland, OR 97204-1268 (503) 224-3380	Doron Lipshitz, Esq. David Schultz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$2,888,519,271	$393,994.03

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 175,061,774 shares of common stock, $0.01 par value per share (the “Shares”), of Titanium Metals Corporation (the “Company”) at a purchase price of $16.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. As of November 12, 2012, 175,061,774 Shares were issued and outstanding.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $393,994.03	Filing Party: Precision Castparts Corp. and ELIT Acquisition Sub Corp.
Form or Registration No.: Schedule TO	Date Filed: November 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 888339 10 8

1.	NAME OF REPORTING PERSONS Precision Castparts Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 150,520,615
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 150,520,615
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,520,615
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 888339 10 8

1.	NAME OF REPORTING PERSON ELIT Acquisition Sub Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 150,520,615
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 150,520,615
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,520,615
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.0%
14.	TYPE OF REPORTING PERSON CO

This Amendment No. 7 (“Amendment No. 7”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 20, 2012 by (a) ELIT Acquisition Sub Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), and (b) Parent, as amended and supplemented by Amendment No. 1 filed on November 23, 2012, Amendment No. 2 filed on November 28, 2012, Amendment No. 3 filed on December 5, 2012, Amendment No. 4 filed on December 11, 2012, Amendment No. 5 filed on December 17, 2012 and Amendment No. 6 filed on December 20, 2012 (together with any other amendments and supplements thereto, the “Schedule TO”). This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Titanium Metals Corporation, a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used in this Amendment No. 7 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The initial offering period of the Offer, as extended, expired at 5:00 p.m., New York City time, on December 20, 2012. The Depositary for the Offer has advised Parent that, as of the expiration of the Offer on December 20, 2012, approximately 150,520,615 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 86.0% of the outstanding Shares (which includes Shares subject to guaranteed delivery procedures). In accordance with the terms of the Offer, Purchaser accepted for payment all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Following the expiration of the initial offering period of the Offer, Purchaser commenced a subsequent offering period of the Offer to acquire all remaining untendered Shares in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended. The subsequent offering period will expire at 5:00 p.m., New York City time, on Friday, January 4, 2013, unless extended. PCC and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law and the terms of the Merger Agreement. Any such extension will be followed as promptly as practicable by a public announcement, which will be no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.

During the subsequent offering period, Purchaser will immediately accept for payment, and pay for, all properly tendered Shares as they are received during the subsequent offering period. Stockholders who properly tender Shares during the subsequent offering period will receive the same $16.50 per Share, net to the seller in cash without interest and less any required withholding of taxes that is payable to stockholders who tendered during the initial offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn.

The press release announcing the subsequent offering period of the Offer is attached hereto as Exhibit (a)(5)(R) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description of Exhibit

(a)(5)(R)	Press Release issued by Precision Castparts Corp. on December 21, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELIT ACQUISITION SUB CORP.

By:	/s/ SHAWN R. HAGEL
Name:	Shawn R. Hagel
Title:	Executive Vice President and Chief Financial Officer

Date: December 21, 2012

PRECISION CASTPARTS CORP.

By:	/s/ SHAWN R. HAGEL
Name:	Shawn R. Hagel
Title:	Executive Vice President, Chief Financial Officer and Assistant Secretary

Date: December 21, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated November 20, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on November 20, 2012.*

(a)(5)(A)	Press Release issued by Precision Castparts Corp. on November 9, 2012 (incorporated herein by reference to Exhibit 99.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2012).

(a)(5)(B)	Press Release issued by Precision Castparts Corp. on November 20, 2012.*

(a)(5)(C)	Complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 14, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(D)	Petition filed by Kenneth Blew on November 16, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(E)	Petition filed by Kristy Jane Flynn on November 14, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(F)	Complaint filed by Edith Strom, on behalf of herself and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(G)	Petition filed by Doug Gardner, on behalf of himself and all others similarly situated, on November 16, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(H)	Complaint filed by William Rackliffe, on behalf of himself and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(I)	Petition filed by Sergio Grobler on behalf of himself and all others similarly situated, on November 19, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(J)	Complaint filed by John Mahlke and Robert Wiggins, on behalf of themselves and all others similarly situated, on November 20, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(K)	Amended complaint filed by Alan Kahn, on behalf of himself and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(L)	Amended complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(M)	Complaint filed by John Wolfner, on behalf of himself and all others similarly situated, on November 26, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(N)	Complaint filed by Empire State Supply Retirement Plan, on behalf of itself and all others similarly situated, on November 27, 2012, in the United States District Court for the District of Delaware.*

(a)(5)(O)	Complaint filed by Michael Eakle, on behalf of himself and all others similarly situated, on November 27, 2012, in the Court of Chancery of the State of Delaware.*

Exhibit Number	Description

(a)(5)(P)	Memorandum of Understanding, dated as of December 11, 2012, by and among Ira J. Gaines, Sunshine Wire and Cable Defined Pension Benefit Plan dated 1/1/92, Edith Strom, William Rackliffe, Alan Kahn, John Mahlke, Robert Wiggins, John Wolfner, Michael Eakle, Titanium Metals Corporation, Keith R. Coogan, Glenn R. Simmons, Harold C. Simmons, Thomas P. Stafford, Steven L. Watson, Terry N. Worrell, Paul J. Zucconi, Bobby D. O’Brien, Precision Castparts Corp. and ELIT Acquisition Sub Corp. (incorporated herein by reference to Exhibit (e)(8) to Titanium Metals Corporation’s Amendment No. 4 to the Schedule 14D-9 filed with the Securities and Exchange Commission on December 11, 2012).

(a)(5)(Q)	Press Release issued by Precision Castparts Corp. on December 20, 2012.*

(a)(5)(R)	Press Release issued by Precision Castparts Corp. on December 21, 2012.

(b)	Commitment Letter dated November 9, 2012, by and among, among others, Precision Castparts Corp., Bank of America, N.A., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 10.2 to Precision Castparts Corp.’s Current Report on Form 8-K with the Securities and Exchange Commission on November 15, 2012).

(d)(A)	Agreement and Plan of Merger dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated herein by reference to Exhibit 2.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2012).

(d)(B)	Support Agreement dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and certain stockholders of Titanium Metals Corporation (incorporated herein by reference to Exhibit 10.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2012).

(d)(C)	401(k) Support Agreement dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Contran Corporation.*

(d)(D)	The Combined Master Retirement Trust Support Letter dated November 14, 2012 (incorporated herein by reference to Exhibit 3 to Precision Castparts Corp.’s Schedule 13D filed with the Securities and Exchange Commission on November 19, 2012).

(d)(E)	Confidentiality Agreement dated October 18, 2012, by and between Precision Castparts Corp. and Titanium Metals Corporation (incorporated herein by reference to Exhibit 4 to Precision Castparts Corp.’s Schedule 13D filed with the Securities and Exchange Commission on November 19, 2012).

(d)(F)	Acknowledgement and Agreement dated November 19, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation.*

(d)(G)	Mutual Confidentiality Agreement dated October 15, 2012, by and between Precision Castparts Corp. and Contran Corporation.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.